Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Software Acquisition Group, Inc. II (the “Company”) on Amendment No. 1 to Form S-1 of our report dated July 13, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Software Acquisition Group, Inc. II as of June 30, 2020 and for the period from June 16, 2020 (inception) through June 30, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 4, 2020